UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

Date of Report (Date of earliest event reported): September 15, 2020

BRIX REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	82-3250317
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

120 Newport Center Drive, Newport Beach, CA 92660
(Full mailing address of principal executive offices)

(855) 742-4862

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 1. Fundamental Changes

As previously disclosed, on August 6, 2020, the board of directors, including all of the independent directors, of BRIX REIT, Inc. (the “Company”) determined that a plan of complete liquidation and dissolution (the “Plan”) is the best alternative available to the Company given the impact of the COVID-19 pandemic on the Company’s tenants and resulting decline in the Company’s net asset value per share.

The Company requested that stockholders provide their consent by September 15, 2020, and as of the close of business on that date, 76.6% of the stockholders of the Company had consented in favor of the Plan, representing 91.1% of shares voted. Therefore, the Plan has been approved and the Company will file a return on Form 966 with the Internal Revenue Service within 30 days. The Company also provided the Notice of Stockholder Action by Less than Unanimous Consent attached hereto as Exhibit 15 to the Company’s stockholders to notify the stockholders of approval of the Plan.

Over the next 12 months, the Company will implement the approved Plan, which involves the sale of all or substantially all of the Company’s assets, the proceeds from which will be used to pay or provide for payment of the Company’s liabilities and expenses, followed by distribution of the remaining proceeds of the liquidation of the assets, if any, to the Company’s stockholders, after which the Company will wind up operations and dissolve. A copy of the Plan was attached as Exhibit 7 to the Company’s Current Report on Form 1-U filed on August 10, 2020.

Exhibits

Exhibit No.	Description
15	Notice of Stockholder Action by Less than Unanimous Consent

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIX REIT, INC.

By:	/s/ RAYMOND J. PACINI
Raymond J. Pacini
Chief Financial Officer

Date: September 16, 2020